Exhibit 99.3

Grupo Éxito recorded consolidated revenues of $5.2 trillion pesos in the third quarter of 2024, with a growth of 6.6%, excluding exchange rate effect, compared to the same period of the previous year.

Grupo Éxito’s consolidated recurring EBITDA totaled $342 billion pesos, with a margin of 6.5%, growing 4.1% versus the previous year, driven by Colombia’s and Uruguay’s operations, which grew EBITDA by 10.9% and 22.3% respectively.

Revenues in Colombia reached $3.9 trillion pesos, growing at 2.8% compared to the same period of the previous year, with a positive trend compared to the growth of previous quarters.

Uruguay increased its revenues by 5.1% in local currency. Meanwhile, amid a series of macroeconomic adjustments to address high inflation that have affected consumption, Argentina grew revenues by 82.1% in local currency.

During the third quarter, consolidated expenses improved by 42 basis points compared to the same period of the previous year, as a result of efficiencies implemented across the region.

Grupo Éxito is making progress in its brand unification strategy in Colombia. At the end of the third quarter, 24 stores have been converted to the Éxito and Carulla brands, at the end of 2024 there will be around 30 stores.

Grupo Éxito achieved to maintain prices increase below the country’s food inflation at 0.9 percentage points, aiming to ease Colombians’ inflationary pressures, as a result of its strategy’s strengthening centered on providing savings to customers.

Viva Envigado became the largest shopping and business center in the country with 159,000 meters2 of leasable area, after the opening of IKEA at the shopping center.

●	Omnichannel sales in Colombia, Uruguay and Argentina grew by 5.8% driven by food categories. In Colombia it represented a15% share of the country’s total sales and 5.9 million orders were registered.

●	The real estate business continued to be an important growth driver for Grupo Éxito in the region. In Colombia it increased its recurring revenue by 12.5% and in Argentina 156.5%, in local currency.

●	Revenues in Uruguay grew by 5.1% in local currency as a result of the good commercial dynamism and the performance of the 32 Fresh Market stores, representing 59.6% share of the total sales of that the country’s operation.

●	In Argentina, revenues grew by 82.1%, excluding exchange rate effect, as a result of the macroeconomic adjustments implemented in the country: although inflation reached its lowest level in the last twelve months, landing at 209%, a deaccelerated trend in consumption continues.

●	In a challenged context for household economies, Grupo Éxito collaborates with its suppliers offering more than 1,000 products with “Precio Insuperable” (Unbeatable Price), of which its majority are part of the basic food basket, with the lowest prices in the sector so Colombian families can find savings alternatives that allow them to lighten their pockets.

●	Six years in a row, Grupo Éxito is positioned among the 10 most sustainable companies in the world in the food retail industry, according to the CSA Sustainability Index (Corporate Sustainability Assessment). This international recognition highlights the company’s commitment to the development of responsible practices throughout the value chain, promoting the social, environmental, and economic development of the communities with which it works.

Consolidated results of Grupo Éxito (Colombia, Uruguay and Argentina)

Grupo Éxito’s consolidated operating revenues during the third quarter of the year reached $5.2 trillion pesos, which grew by 6.6%, excluding the exchange rate effect, as a result of the growth of sales in the countries where it operates. To highlight the best performance of the year in Colombia’s operation and the operation, contribution of the complementary businesses, mainly by the real estate business.

Colombia represented 75% of Grupo Éxito’s operating revenues, which grew by 2.8% compared to the same period of the previous year: The contribution to the result of the food categories was driven by fresh products which grew by 4.4% in the country. Omnichannel sales reached a share in retail sales of 14.7% along of the year. Recurring revenues from the real estate business increased 9.9% in the same period.

The operations in Uruguay and Argentina reached revenues of $1.3 trillion pesos and represented 25% of the company’s consolidated revenues, amid a stable political and economic context in Uruguay and challenging macroeconomic and inflationary pressures in Argentina.

Grupo Éxito’s consolidated recurring EBITDA showed a positive performance (+8.7%, excluding the exchange rate effect) and reached $342,181 million pesos in the third quarter, as a result of the better sales performance and expense efficiency in the region. To highlight the result in Colombia with sales growth of 2.5%, the best quarter of the year, and a decrease in expenses (-1.8% compared to the third quarter of last year). Uruguay and Argentina also presented efficiencies and strict control that allowed their expenses to grow below the inflation reported in those countries.

“We are implementing a strong commercial strategy with two emphases: first, to improve the efficiency of our brands, and second, to generate value for our customers by improving our offering. We are also continuing with cost reduction initiatives through process optimization, store profitability per square meter, and the design and implementation of a more agile and efficient structure.

Thanks to the commitment and effort of our work teams and suppliers, this quarter was our best result of the year. We are confident this is the beginning of a gradual and consistent recovery. At Grupo Calleja, we remain committed to providing our customers with the best alternatives to make their daily purchases at our points of sale in Colombia, Uruguay, and Argentina, thus contributing to the dignity of our citizens’ lives.” expressed Carlos Calleja, president of Grupo Éxito.

Note: figures expressed in millions of Colombian pesos

Colombia presented the best quarterly result of the year, thanks to the performance of the food category and the strict expense control.

The revenues from the operation in Colombia reached $3.9 trillion pesos in the third quarter of the year, presenting a growth of 2.8% compared to the same period last year. Sales increased 2.5% driven by growth in the food category (+3.0%) and the positive performance of the fresh category in the Éxito segment, which grew by 10.6%.

Omnichannel sales continue to strengthen and represented 15% of retail sales in the country. In the complementary businesses, real estate is highlighted, with its recurring revenue increasing by 12.5%.

Along the year, revenues in Colombia reached more than $11.5 trillion pesos, growing by 1.8% compared to the same period of the previous year and represented 74% of Grupo Éxito’s consolidated revenues.

During the third quarter, recurring EBITDA grew by 10.9% and reached $250,722 million pesos, with a margin of 6.4% over revenues, compared to 5.9% in the same period of the previous year. This result was driven by revenue growth and the progress of the action plan, which allowed operating expenses to decrease despite inflationary pressures and the annual increase in the minimum wage. Throughout the year, recurring EBITDA reached $658,486 million pesos and a margin over revenues of 5.7%, which reflected the improvement in sales performance, the strengthening of the commercial strategy and strict expense control.

The Colombian operation highlights:

●	The ratification and consistency of a strong commercial strategy amid a challenging economic context with two main focuses: one aimed at improving efficiency in banners and generating value for customers through experience, and the other, aimed at offering value through offer and prices.

○	Gradual banner unification under Éxito and Carulla with the conversion of 24 stores that have grown their sales by 12.7%.

○	Improvement of assortment in stores across the regions of the country, with around 2,000 more references per store of more than 80 brands.

○	Implementation of Exito Wow and Carulla FreshMarket levers to have 18 stores intervened by the end of the year.

○	An extensive portfolio with high and low promotional activations throughout the year.

○	Renewal of “días temáticos” (thematic days) transversal to all banners: “Martes del campo”, “Miércoles de carnes frescas” and “Viernes de celebración” in which special discounts are offered in these categories of fruits and vegetables, meats and liquors.

○	Strengthening products with “Precio Insuperable” (Unbeatable Price) as a savings and providing alternative for the pockets of Colombians with a portfolio of more than 1,000 private label and national brand products leading in the country, which have a sales growth of 14.3%.

●	Omnichannel sales reached more than $565 billion pesos in the third quarter and represented 15% of the company’s sales in Colombia, driven by 5.1% growth in food sales and a recovery in the non-food category that grew by 3.0%. The following performance highlights are emphasized:

○	The food category, which reached a share of 13.4% of the total sales of this category.

○	Orders through different digital channels, which grew 16% compared to the third quarter of the previous year and achieved 5.9 million orders.

○	Sales through the Éxito and Carulla apps, which grew by 28% reaching $46 billion pesos and 180,000 orders.

○	The Misurtii app, which increased by 18% in sales, reaching $30.6 billion pesos and 34,000 orders.

●	The real estate business presented a solid contribution to revenue performance; the occupancy rate at 97.3%.

○	Its recurring revenue grew by 12.5% compared to the third quarter of the previous year.

○	IKEA opened for the first time in Antioquia in Viva Envigado, the largest shopping and business center in Colombia. The strategic location and connectivity with the main roads of the city made Viva Envigado the ideal place for IKEA.

“Revenues in Colombia reached $3.9 trillion pesos this quarter, growing 2.8% compared to the same period of the previous year, the best growth of the year. Sales through electronic and direct channels continued to strengthen and represented 15% of sales in the country. In a challenging macroeconomic environment that has brought with it a slowdown in consumption, Grupo Éxito continues to work with determination to strengthen its commercial strategy while being empathetic with the moment that Colombians are going through. With initiatives such as “Precio Insuperable” (Unbeatable Price), assortment expansion and brand unification, Grupo Éxito Colombia gained 1.2 percentage points of market share in the same meters during the third quarter of 2024.

Viva Envigado consolidated its position as the largest shopping and business center in the country with 159,000 meters2 of leasable area, following the arrival of IKEA in this shopping center. The real estate business continued to contribute solidly to revenue performance; the occupancy rate in its commercial spaces was 97.3%.

We continue working to maintain the preference of our clients and to fulfill our higher purpose: Nutrimos de Oportunidades a Colombia (Nourishing Colombia with Opportunities).” stated Carlos Mario Giraldo, general manager of Grupo Éxito.

True to its higher purpose: Nutrimos de Oportunidades a Colombia (Nourishing Colombia with Opportunities), Grupo Éxito continues its work for the development of the country through initiatives such as sustainable trade, support for national production, strengthening the commercialization of agricultural products from the substitution of illicit crops for productive crops and social investment. Some figures for the third quarter of 2024:

●	Fundación Éxito provided supplies for 20 breastfeeding rooms to 10 municipalities (Facatativá, Zipaquirá, Madrid and Soacha in Cundinamarca; Samacá, Motativa, Chita and Tinjacá in Boyacá; Fresco in Tolima and Norosí in Bolívar).

●	Grupo Éxito promoted local and direct purchasing, reaffirming its commitment to the source: supporting Colombian farmers and producers. During the third quarter of 2024, more than 85% of the purchase of fruits and vegetables was local, which directly benefits Colombian farmers. In addition, 93% of private label textiles are made in the country by Colombian hands.

●	The company also announced its involvement in the National Drug Policy “Sembrando vida, desterramos el narcotráfico” (Sowing life, we banish drug trafficking), to strengthen the local purchase of agricultural products from the substitution of illicit crops for productive crops. Since the signing of the agreement on August 15, 2024, around 130 thousand units of plnatains have been purchased from the “Asociación de Productores Agropecuarios de la Cuenca del Curvaradó” (Asopradcur) (Association of Agricultural Producers of the Curvaradó Basin), located in Belén de Bajirá and from the “Asociación de Productores y Transformadores de Plátano de Restrepo Valle” (Agroforza) (Association of Producers and Processors of Plátano from Restrepo Valle, located in Valle del Cauca. Associates receive, in less than eight days, a fair payment without intermediaries. In this way, Grupo Éxito contributes to economic stability and generates opportunities for communities that have historically been affected by the armed conflict in the country.

The operation in Uruguay continues to drive the results of Grupo Éxito

Sales in Uruguay increased at 5% in local currency during the third quarter of 2024 and 5.7% during the first nine months of 2024. This growth reflects the good result of commercial activities, the growth of the non-food category (+10.2% versus the same period of the previous year) and the performance of the 32 Fresh Market stores that operate in the country, which participated with 59.6% of Uruguay’s sales in the quarter and 60% in the first nine months of the year.

The recurring EBITDA margin in Uruguay at 10.4% during the quarter, the highest in Grupo Éxito, and the performance reflected good commercial dynamism and expense efficiency.

In Argentina, quarterly sales grew by 79% in local currency

Operating revenues were affected by the government’s measures to contain inflation, which reached 209%. Although this indicator has begun to slow down in recent months, the drop in product demand continues. Thus, in this context, revenues grew by 82.1% in local currency. In the first nine months of the year, the 12 Cash & Carry stores participated with 15.2% of sales in Argentina, while the real estate business in that country grew by 169.6%, posting occupancy levels at 94.7%.

The recurring EBITDA margin in Argentina for the third quarter of 2024 was -1.8% and reflected a lower gross margin due to slowdown in consumption for the country.

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